SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Issuance of Series Three Unsecured Convertible Bonds with Stock Acquisition Rights” made public on Thursday, November 20, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 20, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

November 20, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Issuance of Series Three Unsecured Convertible Bonds with Stock

Acquisition Rights

TOKYO, Japan – November 20, 2008 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement that on 20 November the Representative Executive Officers approved the issuance of series three unsecured convertible bonds with stock acquisition rights (the “Bonds”, and stock acquisition rights attached thereto, the “Stock Acquisition Rights”). The details are as follows.

Reason for the Issuance of Unsecured Convertible Bonds

Diversified, long-term funding has been a continuing financial strategy of the ORIX Group. In accordance with this strategy, the decision has formally been reached today to issue Bonds to individual investors in Japan.

ORIX presently perceives its current capital levels as sufficient, and the addition of this long-term funding will go to further strengthen the company’s financial foundation. Using this competitive advantage, the ORIX Group looks towards potential investment opportunities for growth in the medium- to long term.

1.	Aggregate Principal Amount	JPY 150,000,000,000

2.	Denomination of each Bond	JPY 1,000,000

3.	Form of the Bonds

The Bonds (the “Debenture Bond”) shall be issued only in bearer form with interest coupons, and registered bonds shall not be issued.

4.	Interest Rate	1.0% per annum (tentative)

5.	Amount to be Paid	100% of the principal amount of the Bonds

6.	Redemption Amount	100% of the principal amount of the Bonds

Note: The securities will not be and have not been registered under the U.S. Securities Act of 1933, as amended, and have not and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. securities laws.

7.	No Separation

Pursuant to article 254, paragraph 2 and 3 of the Companies Act, any bond-part of the Bonds and the Stock Acquisition Rights attached to such Bonds are non-separable and shall not be transferred separately.

8.	Security and Warranty

The Bonds are unsecured and non-guaranteed obligations of the company, and no assets have been specifically reserved for the repayment of the Bonds.

9.	Administrators of the Bonds

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Principal Administrator)

The Sumitomo Trust & Banking Co., Ltd.

Mitsubishi UFJ Trust and Banking Corporation

10.	Maturity and Method of Redemption

(1)	The Bonds shall be redeemed in aggregate on March 31, 2014. Provided, however, that early redemption may occur pursuant to the terms and conditions of the Bonds (the “Terms and Conditions”).

(2)	If a redemption date (including the date of any early redemptions, the “Redemption Date”) falls upon a bank holiday, such payment shall be made on the first preceding day that banks are open for business (the “Bank Business Day”).

11.	Payment of Interest

(1)

Interest on the Bonds shall accrue from the day after the closing date specified under Section 16 hereto (the “Closing”) until the Redemption Date. The first interest payment shall be made on March 31, 2009 for the period up to such date (the date on which interest shall be paid is referred to as the “Interest Payment Date”), and thereafter interest shall be payable annually on each March 31st for the preceding year.

(2)	If an Interest Payment Date falls upon a non-Bank Business Day, such payment shall be made on the first preceding Bank Business Day.

(3)	Interest accrued for a period of less than one year shall be calculated on a prorated daily basis of one year.

(4)	Interest will not accrue after the Redemption Date.

(5)	Interest will not accrue on Bonds where the attached Stock Acquisition Rights have been exercised and become effective prior to the first Interest Payment Date.

12.	Details of the Stock Acquisition Rights

(1)	Number of the Stock Acquisition Rights attached to the Bonds

One Stock Acquisition Right is attached to each Bond, and in total, 150,000 Stock Acquisition Rights shall be issued.

(2)	Amount to be paid for the Stock Acquisition Rights

The Stock Acquisition Rights shall be issued in exchange for the Bonds without additional cash payments.

(3)	Class and Number of Shares subject to the Stock Acquisition Rights

The class of shares to be issued upon exercise of the Stock Acquisition Rights shall be common stock of the Company. The number of shares to be issued upon exercise of the Stock Acquisition Rights shall be the number calculated by dividing the aggregate amount of the Bonds to be exercised for the Stock Acquisition Rights at the same time by the same holder, by the applicable Conversion Price (defined in (7) (iii)) in effect as of the date of such exercise. In such case, the fractions of a Share shall be rounded down and an adjustment in the cash value shall not be made).

Note: The securities will not be and have not been registered under the U.S. Securities Act of 1933, as amended, and have not and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. securities laws.

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(4)	Exercise Period of the Stock Acquisition Rights

Holders of the Stock Acquisition Rights (the “Holders”) may exercise the Stock Acquisition Rights at any time during the period from February 2, 2009 to March 27, 2014 (in case of early redemption prior to March 31, 2014, two Bank Business Days prior to such redemption date) (the “Exercise Period”). Provided, however, if suspension of exercise of the Stock Acquisition Rights is necessary for organizational restructuring, the Stock Acquisition Rights may not be exercised during a period specified by the Company of not more than 30 days prior to a date that is within 14 days after such effective date. In such case, the Company shall notify the Administrators of the Bonds in advance of all necessary matters in writing, and provide public notice of all necessary matters 30 days prior to the commencement of such period.

(5)	Conditions to the Exercise of the Stock Acquisition Rights

The Stock Acquisition Rights attached to the Bonds may not be exercised if (i) the Company has defaulted on the Bonds, or (ii) the Company has purchased and extinguished the Bonds.

The Stock Acquisition Rights may not be partially exercised.

(6)	Call Options

No call options are provided in relation to the Stock Acquisition Rights.

(7)	Details of Consideration to be Paid upon Exercise of the Stock Acquisition Rights

(i)	Upon exercise of each Stock Acquisition Right, the bond-part of each Bond attached to such Stock

Acquisition Right shall be contributed and extinguished as consideration for the new shares.

(ii)	Amount of consideration to be contributed upon exercise of each Stock Acquisition Right shall be the principal amount of each Bond.

(iii)	Conversion Price of Stock Acquisition Rights

The conversion price is not set. The conversion price may be adjusted or reduced in accordance with their terms. The conversion price refers to the price that will be used in calculating the number of the Company’s common stock that will be delivered when the Stock Acquisition Rights are exercised.

The initial conversion price will be determined by the Representative Executive Officer of the Company as an amount equal to 1.20-1.25 times the closing price of the Company’s common stock after regular trading on the Tokyo Stock Exchange on the date of conversion price determination (or on the date first preceding this date if there is no closing price).

(8)	Matters in Relation to Increasing Capital and Capital Reserve in Case of Issuance of Shares upon Exercise of Stock Acquisition Rights

(i)	The increase in capital amount upon the issuance of shares through the exercise of the Stock Acquisition Rights shall be one half of the maximum capital increase amount to be calculated pursuant to Article 40, paragraph 1 of the Regulation for Corporate Accounting, fractions of less than one yen shall be rounded up.

(ii)	The increase in capital reserve amount upon the issuance of shares through the exercise of the Stock Acquisition Rights shall be, the maximum capital increase amount specified in (i) above, minus increasing capital amount provided for in (i) above.

13.	Negative Pledge

(1)	After the Closing date of the Bonds, any of the Bonds still outstanding, shall rank pari pasu in right of any security created for any other convertible bonds with stock acquisition rights to be issued hereafter under the Secured Bonds Trust Law. In addition, convertible bonds with stock acquisition rights means, bonds with stock acquisition rights defined in Article 2, paragraph 22 of the Companies Act, and the bond-parts of which shall be contributed upon exercise of stock acquisition rights attached to them.

(2)	If the security created under (1) above is not sufficient to secure the Bonds, the Company shall create a security for the Bonds which the Administrators of the Bonds consider appropriate under the Secured Bonds Trust Law.

Note: The securities will not be and have not been registered under the U.S. Securities Act of 1933, as amended, and have not and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. securities laws.

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14.	Conversion to Secured Bonds

(1)	The Company may, upon consultation with the Administrators of the Bonds, at any time create security for the Bonds which the Administrators of the Bonds consider appropriate under the Secured Bonds Trust Law.

(2)	In the event it creates security for the Bonds pursuant to clause 13 or (1) of this clause, the Company shall promptly complete registration or other procedures necessary to perfect the security, and notify publicly thereof pursuant to Article 41, paragraph 4 of the Secured Bonds Trust Law.

15.	Cancellation of Negative Pledge

If the Company creates a security for the Bonds pursuant to clause 13 or clause 14 (1), clause 13 shall not apply thereafter.

16.	Date of Allotment and Closing

December 17 or 18, 2008

Use of Proceeds

Net proceeds of this issue are estimated to be JPY 146,000 million. JPY 80,000 million will be applied towards redemption of bonds and commercial paper, the remaining will be applied towards repayment of short-term debts.

Developments in our operating circumstances since the filing of our annual report for the fiscal year ended March 31, 2008 on Form 20-F

Since the filing of our annual report on Form 20-F the global economic environment has changed significantly and our business in particular has been affected by the following changes in business circumstance.

The turmoil in the international financial and capital markets has evolved into an unprecedented financial crisis, with the effects starting to ripple throughout the real economy. The Japanese economy has seen a decrease in export levels due to a slowdown in the global economy and the foreign exchange effects of an appreciated yen, in addition to a drop in domestic demand as consumer sentiment has deteriorated. The Japanese real estate market, having seen rapid expansion during recent years as the result of an inflow of direct foreign investment founded upon global excesses in liquidity, has been subject to a sudden tightening of available credit, with a series of major bankruptcies of real estate related businesses sending tremors throughout the sector.

We have downwardly-revised our group prospectus for the operating results of the fiscal year ending in March, 2009 to reflect changes in the global market situation that have resulted in decreased profits on investment securities, chiefly private equity investments, stocks and bonds, as well as declines in profits from our equity-method affiliates and increases in provisions for bad loans on loans to real estate companies.

From the outset, in response to the significant changes in the operating environment, ORIX has acted swiftly, adapting its corporate strategy during the latter half of the previous fiscal year to one that prioritizes soundness over growth. Profit forecasts for the previous fiscal year were rapidly revised; asset levels have been more stringently monitored, and fortified Asset Liability Management (ALM) and Enterprise Risk Management (ERM) initiatives have been implemented.

Note: The securities will not be and have not been registered under the U.S. Securities Act of 1933, as amended, and have not and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. securities laws.

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Increases in asset levels are being curbed, revised criteria for new transactions have been implemented with the existing portfolio being thoroughly monitored and collateral requirements consistently being reviewed in order to minimize losses. Furthermore, weekly ERM meetings are held to detect potential risks in a timely fashion and, where necessary, rapid responses are being executed on a Group-wide basis.

The depth and scope of the financial crisis has spread beyond initial expectations and maintenance of the present management strategy is judged to be the wisest course of action at this time.

Daikyo, an equity-method affiliate, recorded a quarterly net deficit for the second quarter due to market valuation losses on inventories, such as purchased land for condominiums, and reversals of deferred tax assets. Since ORIX records its consolidated results under US GAAP, losses concurrent with the proportion of its equity stake (41%) will be recognized in the third quarter after a period of three months.

ORIX Group will continue to assist management of Daikyo as part of a continuous hands-on investment that includes dispatching officers. We have decided to subscribe for all preferred shares to be issued by Daikyo (type 7, aggregate principal: 10 billion, payment date: March 13, 2009) and we will actively pursue a business alliance and restructuring that is favorable for both companies.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

Note: The securities will not be and have not been registered under the U.S. Securities Act of 1933, as amended, and have not and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. securities laws.

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